Our Ref: HOS LGA 070469

1 August 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

Attention: Ms Janette M Aalbregtse

Dear Sirs

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 1 AUGUST 2007

We are pleased to enclose, for your information, an announcement for Poll Results of EGM held on 1 August 2007 relating to the ordinary resolution to approve the Acquisition set out in the notice of EGM contained in the circular dated 13 July 2007, a copy of which was sent to you on 13 July 2007.

Yours faithfully

C C Li
Company Secretary

Encl

恒生銀行
HANG SENG BANK

(Stock code: 11)

Poll Results of Extraordinary General Meeting held on 1 August 2007

The Bank wishes to announce that the ordinary resolution to approve the Acquisition was duly approved by Independent Shareholders by way of poll at the EGM held on 1 August 2007.

Reference is made to the circular (the "Circular") of the Bank dated 13 July 2007 in respect of the Acquisition. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless otherwise defined herein.

RESULTS OF EGM

At the EGM of the Bank held on 1 August 2007, the ordinary resolution to approve the Acquisition set out in the notice of EGM contained in the Circular was duly approved by Independent Shareholders by way of poll. The poll results in respect of the ordinary resolution proposed at the EGM was as follows:

Ordinary Resolution[1]	No. of Votes (%)[2]	
	For	Against
To approve, confirm and ratify the Acquisition Agreement and the transaction contemplated thereunder; and to authorise each of the Directors of the Company to do all such further acts and things, negotiate, approve, agree, sign, initial, ratify and/or execute such further documents and take all steps which may be in their opinion necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement and the transaction contemplated thereunder.	166,831,449 (99.99993%)	117 (0.00007%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution of the Bank.		

Notes:

(1) Please refer to the notice of EGM contained in the Circular for the full version of the ordinary resolution.

(2) The percentage of Shares for and against the ordinary resolution is based on the total number of Shares held by Independent Shareholders who voted at the EGM.

As at the date of the EGM, a total 1,911,842,736 Shares were in issue. The total number of Shares entitling the holder to attend and vote for or against the ordinary resolution at the EGM was 723,785,365 Shares, representing approximately 37.86% of the issued share capital of the Bank. In accordance with the requirements of the Listing Rules, HSBC and its associates, which hold 1,188,057,371 Shares representing approximately 62.14% of the issued share capital of the Bank, were required to, and have abstained from voting on the ordinary resolution at the EGM. There were no Shares entitling the holder to attend and vote only against the ordinary resolution at the EGM. The number of Shares represented by votes for and against the ordinary resolution at the EGM was 166,831,566 Shares, representing approximately 8.73% of the issued share capital of the Bank.

Computershare Hong Kong Investor Services Limited, the share registrar of the Bank, was appointed and acted as scrutineer for the purpose of the poll taken at the EGM.

As at the date hereof, the Board of Directors of the Bank comprises Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

Non-executive Director
* *Independent non-executive Director*

For and on behalf of
Hang Seng Bank Limited
C C Li
Secretary

Hong Kong, 1 August 2007

Hang Seng Bank Limited
Incorporated in Hong Kong with limited liability
Registered Office and Head Office: 83 Des Voeux Road Central, Hong Kong

END